Filed Pursuant to Rule 433

Dated February 20, 2008

Registration Statement Nos. 333-134937

and 333-134937-04

KEYCORP CAPITAL X

$700,000,000

8.000% Enhanced Trust Preferred Securities (Enhanced TRUPS®)

fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus supplement, by

KeyCorp

Final Term Sheet

Issuer:

KeyCorp Capital X (the “Issuer Trust”), a Delaware statutory trust, the only assets of which will be the 8.000% Junior Subordinated Debentures due March 15, 2068 (the “junior subordinated debentures”) issued by KeyCorp.

Guarantor:	KeyCorp (Ticker: KEY)
Liquidation Amount:	$25 per trust preferred security
Anticipated Issue Ratings:

A3 / BBB / A- (Moody’s / S&P / Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	February 20, 2008
Settlement Date:	February 27, 2008 (T+ 5 days)
Maturity Date:	March 15, 2068
Amount:	$700,000,000 (28,000,000 trust preferred securities)
Over-Allotment Option:

The underwriters have been granted an option to purchase up to an additional 4,200,000 trust preferred securities at the public offering price, exercisable within 10 days from the Trade Date, solely to cover over-allotments.

Distributions:	8.000% per annum

Public Offering Price:	100% / $25 per trust preferred security
Net Proceeds to KeyCorp:	$678,480,818.44 (before expenses)
Underwriting Commissions:	3.15% except for sales to certain institutions in which case the fees will be 2.00%.
Interest Payment Dates:	Quarterly on the 15th of March, June, September and December. Following business day convention.
First Coupon:	June 15, 2008
Day Count:	30 / 360
Replacement Capital Covenant:	A replacement capital covenant will apply until March 15, 2048.
Redemption at KeyCorp Option:

The trust preferred securities may be redeemed (i) in whole or in part at 100% of their liquidation amount on or after March 15, 2013 or (ii) in whole at 100% of their liquidation amount prior to March 15, 2013 after the occurrence of a “tax event,” “capital treatment event,” or “investment company event,” as described in the prospectus supplement, or (iii) in whole prior to March 15, 2013 at a make-whole redemption price after the occurrence of a “rating agency event,” as described in the prospectus supplement, in each case plus accrued and unpaid distributions through the date of redemption.

First Call Date:	March 15, 2013, and anytime thereafter until maturity.
Expected Listing:	New York Stock Exchange
Joint Book-Running Managers:	Citigroup Global Markets Inc. Wachovia Capital Markets, LLC
Joint-Lead Manager:	KeyBanc Capital Markets Inc.
Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC
Co-Managers:	Banc of America Securities LLC RBC Dain Rauscher Inc.
Junior Co-Managers:	Bear, Stearns & Co. Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Goldman, Sachs & Co. J.P. Morgan Securities Inc. Lehman Brothers Inc.
CUSIP:	49327R103
ISIN:	US49327R1032

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 1-877-858-5407 or Wachovia Capital Markets toll-free 1-800-326-5897.